January 6, 2025
United States Securities and Exchange Commission
Division of Corporation Finance
Office of Consumer Products
100 F Street, N.E.
Washington, D.C. 20549

Attn:	Patrick Fullem

Re:	Smithfield Foods, Inc.
Amendment No. 2 to Draft Registration Statement on Form S-1
Submitted December 13, 2024
CIK No. 0000091388
Ladies and Gentlemen:
On behalf of our client, Smithfield Foods, Inc., a Virginia corporation (the “Company”), we submit to the staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) the Company’s response to the comments contained in the Staff’s letter, dated December 20, 2024 (the “Comment Letter”), with respect to the above-referenced Amendment No. 2 to Draft Registration Statement on Form S-1 confidentially submitted on December 13, 2024 (“Amendment No. 2”).
Concurrently with the submission of this letter, the Company has filed, via EDGAR, a Registration Statement on Form S-1 (the “Registration Statement”), which reflects the Company’s responses to the comments received from the Staff and certain other updated information.
For ease of reference, each comment contained in the Comment Letter is printed below in bold and is followed by the Company’s response. All page references in the responses set forth below refer to the page numbers in the Registration Statement. All capitalized terms used but not defined in this response letter have the meanings ascribed to such terms in the Registration Statement.

January 6, 2025

Amendment No. 2 to Draft Registration Statement on Form S-1 submitted December 13, 2024
General
1.We note your revised disclosure that the selling shareholder in this offering is SFDS UK Holdings Limited. Please revise your cover page and the principal and selling shareholder section to identify the selling shareholder.
Response: The Company has revised the disclosure on the cover page and pages 179, 180 and 181 to identify SFDS UK Holdings Limited as the selling shareholder in this offering.
Lock-Up Agreements, page 175
2.Please file the lock-up agreement described in this section as an exhibit to your registration statement.
Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the form of lock-up agreement will be attached as an exhibit to the underwriting agreement, which will be filed as Exhibit 1.1 to the Registration Statement in connection with a future amendment.
Please do not hesitate to contact Colin J. Diamond at (212) 318-6007, Brandon J. Bortner at (202) 551-1840 or Alex M. Herman at (212) 318-6089 if you require additional information with respect to any of the foregoing. Thank you.
Sincerely,
/s/ Colin J. Diamond
Colin J. Diamond
cc:
C. Shane Smith
Smithfield Foods, Inc.
Tennille Checkovich, Esq.
Smithfield Foods, Inc.
Brandon J. Bortner, Esq.
Paul Hastings LLP
Alex M. Herman, Esq.
Paul Hastings LLP
2